 **Kaplan & Frank, PLC**
Attorneys at Law
www.kaplanfrank.com

Alyson M. Harter | Direct Dial: 804.916.9033 | Fax: 804.916.9133 | aharter@kaplanfrank.com

November 17, 2011

VIA FEDEX OVERNIGHT

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

> Re: **ActivCare at Bressi Ranch, LLC**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed November 17, 2011**
> **File No. 24-10299**

Dear Mr. Link and Mr. Williamson,

This letter is submitted on behalf of our client, ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in response to comments from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") dated October 31, 2011 (the "Comment Letter") with respect to the Company's Amendment No. 3 to Offering Statement on Form 1-A, filed with the Commission on October 18, 2011 ("Amendment No. 3"). Enclosed herewith for filing, please find seven copies of Amendment No. 4 to the Offering Statement ("Amendment No. 4"), which includes changes to reflect responses to the Staff's comments to Amendment No. 3. For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 4, each marked to show changes against Amendment No. 3.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 4.

General

Please provide a currently dated consent of your independent accountants with your amended Offering Statement in accordance with Part III-Exhibits Item 2(10) of the Form 1-A general

instructions.

Response to Comment No. 1

In response to the Staff's comment, a consent of the Company's independent accountants dated of even date with Amendment No. 4 is attached to Amendment No. 4 as Exhibit 10(a).

We note your response to prior comment two from our letter dated October 12, 2011 indicating you have removed the projections from your documents. We continue to note projections contained in your document that are similar to the ones removed as a result of our comments. For example, on page 34 you state, [a]ccording to our projections of revenues and expenses [you] will achieve and EDBITA of $43,113 in the 16th month...EBITDA of $62, 910 would be achieved between the 17th and 18th months following our facility's opening. We project that we will have 57 residents as of our 17th month...and 59 residents as of our 18th month..." Please advise or revise throughout as appropriate.

Response to Comment No. 2

In response to the Staff's comment, the Company has reviewed its offering statement for projections of similar nature to those previously removed pursuant to the Staff's prior comments. The Company believes that the only remaining projections similar to those previously removed are the projections of EBITDA and number of resident projections referenced by the Staff in the above comment. The Company has removed the above referenced projections of EBITDA and the number of residents of ActivCare at Bressi Ranch referenced. above. Please see the Company's revised disclosure on pgs. 35-36 of Amendment No. 4.

Estimated Use of Proceeds, page 26

We note the revised text in footnote five addressing the $600,000 in loans payable to related parties. Please provide a separately captioned row in your Estimated Use of Proceeds table for these payments.

Response to Comment No. 3

In response to the Staff's comment, please see the Company's revised disclosure on pgs. 27-28 of Amendment No. 4.

Summary of Operations over the Next Twelve Months, page 34

We note your statement that "[e]xcluding the $600,000 loan...we have projected that we will not need to raise additional funds in the next six months, or during the 18 to 24 months we have projected it will take Health Care Group to bring our facility to stabilized occupancy (91.25%)." It appears that your statement assumes that the company offering has closed. Please revise your statement to clarify its assumptions.

Response to Comment No. 4

In response to the Staff's comment, please see the Company's revised disclosure on pg. 35 of Amendment No. 4.

Federal Taxation of Our Members, page 65

We note your response to prior comment five from our letter dated October 12, 2011 and the revised text on page 65. Please revise your text to state investors "should" instead of "must" consult their own tax advisors or advise why the current language is appropriate.

Response to Comment No. 5

In response to the Staff's comment, please see the Company's revised disclosure on pg. 68 of Amendment No. 4.

Please file your tax opinion as an exhibit to your Form 1-A.

Response to Comment No. 6

In response to the Staff's comment, please see the tax opinion filed as Exhibit 15(a) with Amendment No. 4.

Exhibits

We note that you have removed most of the projections from your prospectus in response to our prior comment and that you have included the Valuation & Information Group studies as exhibits. These studies include projections which are substantially equivalent to the projections you removed in response to our comments. Please advise us whether, and if so how, you intend to use these studies in your offering. In addition, please advise us how you considered Item 10 of Regulation S-K with respect to the projections contained within these studies, whether provided by management or otherwise. We may have further comment.

Response to Comment No. 7

In response to the Staff's comment, the Company filed a supplemental response letter dated November 2, 2011, and the company acknowledges the Staff's further comment letter dated November 10, 2011 (the "Additional Comment Letter") related to the subject matter of the above comment. In response to the Staff's comments in the Additional Comment Letter, please see (i) the brief summaries on pgs. 44-45 of Amendment No. 4 of the market study and appraisal filed as exhibits to the Offering Statement, and (ii) the Company's revised risk factor on pg. 16 of Amendment No. 4.

The Company respectfully believes that the proposed modifications to the Offering Statement, and the supplemental information contained herein and herewith, are responsive to the Staff's comments. If you have any questions or would like further information regarding the Company's responses to your Comment Letter, please do not hesitate to contact me at 804-916-9033.

Sincerely,

Alyson M. Harter

Alyson Harter

Enclosures
cc: T. Rhys James, Esquire
W. Major Chance